Exhibit 99.1
Contact Information
Ida Yu
Investor Relations Manager
Tel: 86 (21) 5153 9463
Email: ir@htinns.com
http://ir.htinns.com
China Lodging Group, Limited Announces Results of 2010 Annual General Meeting
Shanghai, China, August 26, 2010 (GLOBE NEWSWIRE) — China Lodging Group, Limited (NASDAQ: HTHT) (“HanTing Inns and Hotels” or the “Company”), today announced that its 2010 annual general meeting of shareholders was held on August 26, 2010. During the meeting, all of the proposals submitted for shareholder’s approval were approved. Specifically, the shareholders adopted resolutions approving:
1.	an amendment to the Company’s amended and restated 2009 Share Incentive Plan, to increase the maximum aggregate number of shares of the Company which may be issued pursuant to all awards under the amended and restated 2009 Share Incentive Plan to 15,000,000;

2.	the appointment of Joseph Chow as an independent director of the Company; and

3.	the appointment of Deloitte Touche Tohmatsu CPA Ltd. as auditor of the Company.
About China Lodging Group, Limited
China Lodging Group, Limited is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. China Lodging’ ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HTHT.” For more information about the Company, please visit http://ir.htinns.com.

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